FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Third Quarter Report ended September 30, 2002

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date:	February 17, 2003	\s\ Bradford Cooke
Bradford Cooke
President

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Three Months ended March 2002 and 2001

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional	Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
	Tel:	(604) 685-8646
	Fax:	(604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Canarc Resources Corp. as at March 31, 2002 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“G. Ross McDonald” (signed)
G.Ross McDonald Chartered Accountant Vancouver, British Columbia May 27, 2002

CANARC RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	March 31,	December 31,
	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$127	$70
Marketable securities (Note 3)	248	300
Due from related parties (Note 7)	16	11
Receivables	16	93

	407	474
RESOURCE PROPERTIES (Note 4)	16,413	16,408

CAPITAL ASSETS (Note 5)	199	199

	$17,019	$17,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$92	$108

NON-CONTROLLING INTEREST IN SUBSIDIARY	135	136

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Authorized:
100,000,000 common shares
Issued:
43,834,801 common shares	44,491	44,491

DEFERRED STOCK-BASED COMPENSATION	5	-

DEFICIT	(27,704)	(27,654)

	16,792	16,837

	$17,019	$17,081

Going concern (Note 1)
Commitments and contingencies (Note 4)

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

“Bradford J. Cooke”                          “Stephen Peck”
  Director                                            Director

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three months ended March 31,
	2002	2001

REVENUE
Investment and other income	$10	$6

COSTS AND EXPENSES
General and administrative	48	48
Property investigation	7	37
Amortization	1	2
Shareholder relations	-	1
Write-down of resource properties	-	52

	56	140

LOSS BEFORE THE UNDERNOTED	46	134
Stock-based compensation	5	-
Non-controlling interest	(1)	(22)

LOSS FOR THE PERIOD	50	112

DEFICIT, BEGINNING OF PERIOD	27,654	23,994

DEFICIT, END OF PERIOD	$27,704	$24,106

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	43,834,801	40,834,801

LOSS PER SHARE	$0.001	$0.003

See accompanying notes to consolidated financial statements.

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three months ended March 31,
	2002	2001

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:
Loss for the period	$(50)	$(112)
Items not involving cash:
Write-down of resource properties	-	52
Gain on sale of marketable securities	(8)	(3)
Non-controlling interest	(1)	(22)
Amortization	1	2
Stock-based compensation	5	-
Changes in non-cash operating working capital:
Due to/from related parties	(5)	(6)
Receivables	77	17
Accounts payable and accrued liabilities	(3)	(40)

	16	(112)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	57	15
Purchase of marketable securities	(10)	-
Resource properties, net of recoveries	(5)	56
Purchase of capital assets	(1)	-

	41	71

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57	(41)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70	98

CASH AND CASH EQUIVALENTS, END OF PERIOD	$127	$57

Supplemental disclosure with respect to cash flows (Note 9).

See accompanying notes to consolidated financial statements.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

1.	GOING CONCERN

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $27,704,000 at March 31, 2002. Furthermore, the Company has working capital of $315,000 as at March 31, 2002, which is not sufficient to achieve the Company’s planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest at March 31, 2002. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2001.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Change in accounting policy

On January 1, 2002, the Company adopted the new policy of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation expense. Under this method, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested. Stock options granted to non-employees are accounted for using the fair value method.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock or stock options are granted to directors and employees if the exercise price of the stock options are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

The fair values of the options are estimated using the Black-Scholes Option Pricing Model.

3.	MARKETABLE SECURITIES

March 31,
2002

Investment in shares of companies, at cost	$710
Cumulative write-downs	(468)

242
Short-term deposits	6

$248

The quoted market value of shares of companies is approximately $454,800 at March 31, 2002 and the fair value of short-term deposits approximated their carrying amount. Included in investment in shares of companies is shares of Skinny Technologies Inc. (formerly Consolidated Magna Ventures Ltd.), (“Skinny”), a company which until April 2, 2002, had certain directors in common. During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of Cdn $20,000 of the amounts due to a related party.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES

			March 31, 2002

		Acquisition	Exploration/
		costs	development	Total

	British Columbia:
	New Polaris (Note 4(a)(i)):	$3,605	$5,467	$9,072
	Eskay Creek (Note 4(a)(ii)):	188	14	202

	Costa Rica:
	Bellavista (Note 4(b)):	90	-	90

	Suriname:
	Sara Kreek (Note 4(c)(i))	1,567	3,434	5,001
	Benzdorp (Note 4(c)(ii))	151	1,883	2,034

	Mexico:
	Clara (Note 4(d))	-	14	14

		$5,601	$10,812	$16,413

(a)	British Columbia

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

(ii) Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.). The property is subject to a 2% net smelter return in favour of a related company.

(b)	Bellavista, Costa Rica

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica. A property agreement giving Wheaton River Minerals Ltd. (“Wheaton”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES (continued)

	(c)	Suriname:

(i) Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study andcommencing commercial production of the underground deposits.

(ii) Benzdorp:

interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period. The agreement provides for escalated advance royalty payments commencing in October 2000 in connection with the timing of completion of a feasibility study. The Company has earned a 40% interest in the Benzdorp property, but has exercised its right not to expend any further monies or to make any further payments until the property owner transfers the exploration rights on the property to the corporate entity contemplated in the agreement, as provided under the terms of the agreement.

	(d)	Clara, Mexico

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period. If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period. The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000. Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

	(e)	Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES (continued)

				Option/Advance
				Royalty	Expenditure
				Payments	Commitment	Shares

	Benzdorp (Note 4(c)(ii))
		2002	(i)	$150	$-	-
		2003		200	-	-
		2004		250	3,500	-
		2005		250	-	-
		2006		250	-	-
		2007		500	-	-

	Sara Kreek (Note 4(c)(i))
	On commercial production			-	-	200,000

	New Polaris (Note 4(a)(i))
	Net profit interest buyout			-	-	150,000

	Clara (Note 4(d))	2002		-	50	50,000	(ii)
		2003		-	100	50,000	(ii)
		2004		-	150	100,000	(ii)
		2005		-	200	300,000	(ii)

				$1,600	$4,000	850,000

(i)
The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement. Should this transfer not occur in 2002, these payments and the expenditure commitment, will each be extended by one year.

	(ii)	Shares of the Company’s subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f)	Resource properties contingencies

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

5.	CAPITAL ASSETS

			March 31, 2002

			Accumulated	Net book
		Cost	amortization	value

	Mining equipment	$142	$-	$142
	Vehicles	15	-	15
	Office furniture and equipment	147	105	42

		$304	$105	$199

6.	SHARE CAPITAL

	(a)	Issued
Number of
			Shares	Amount

Balance at December 31, 2001
		and March 31, 2002	43,834,801	$44,491

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(b)	Stock option plan

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,956,450 common shares. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options for the period ended March 31, 2002 is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	(Cdn)

Outstanding, December 31, 2001	2,549,000	$0.45
Granted	1,500,000	0.17
Exercised	-	-
Expired/cancelled	-	-

Outstanding, March 31, 2002	4,049,000

Exercise price range (Cdn)		$0.17 - $0.92

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (CONTINUED)

At March 31, 2002, the options outstanding are all exercisable and expire at various dates from March 27, 2005 to June 23, 2010 with a weighted average remaining life of 6.4 years.

Pursuant to the new CICA policy of accounting for stock-based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.62%
Expected dividend yield	-
Expected stock price volatility	71.62%
Expected option life in years	4.79

The pro forma effect on net loss and loss per share for the period ended March 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(50)
Pro forma	$(142)

Basic and diluted loss per share
Reported	$(0.001)
Pro forma	$(0.003)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(c)	Warrants:

	Maturity Dates	Exercise Prices	Warrants

Issued pursuant to private	June 16, 2002	Cdn $0.35	525,000
placements:
	May 17, 2003/2004	Cdn $0.18/$0.20	3,000,000

Outstanding, December 31, 2001
and March 31, 2002			3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (continued)

	(d)	Shares reserved for issuance

			Number of shares

		Outstanding, March 31, 2002	43,834,801
		Property agreements (Note 4(e))	350,000
		Stock options (Note 6(b))	4,049,000
		Warrants (Note 6(c))	3,525,000

		Fully diluted, March 31, 2002	51,758,801

(e) Shareholder rights plan

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the “Plan”). The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire in November 2003.

7.	RELATED PARTY TRANSACTIONS

At March 31, 2002, amounts due from related parties comprise balances owing from companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business.

General and administrative costs include Cdn $30,000 of consulting fees charged by a company controlled by a director of the Company.

8.	SEGMENT DISCLOSURES

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $60,000 of mining equipment and vehicles which are located in Suriname.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

March 31,
2002

Significant non-cash financing and investing activities:
	Settlement of accounts payable with marketable securities	$13

Supplemental cash flow information:

	Income taxes paid	$-
	Interest paid	-
	Interest received	-

CANARC RESOURCE CORP.

Management Discussion and Analysis
First Quarter Report for the Period Ended March 31, 2002

Financial Analysis

This Management Discussion and Analysis (MD&A) for the First Quarter Report, 2002 should be read in conjunction with the interim consolidated financial statements for the three-month period ended March 31, 2002. It is assumed that readers are already familiar with the MD&A and financial statements contained in the First Quarter Report, 2001. The MD&A is an assessment of the financial affairs of the Company for the most recent fiscal period. All figures are in $US.

Overview

Since its incorporation the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flow. To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation. As a result, the Company has incurred losses during each of its fiscal years since incorporation. Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies. The Company is not aware of any changes in it’s the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had positive working capital of $272,000 at March 31, 2002 as compared to $366,000 at December 31, 2001. Current assets fell 14% to $407,000 and current liabilities also dropped 14% to $92,000 during the First Quarter of 2002 as the Company continued to pay down its current accounts. The Company’s principal sources of funds continue to be the annual cash payments from our partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuing securities.

Results of Operations

The Company experienced a loss of $50,000 ($0.001 per share) for the 3 month period ending March 31, 2002, a reduction of 224% as compared to a loss of $112,000 ($0.003 per share) for the 3 month period ended March 31, 2001. The Company incurred cash expenditures totalling $56,000 on general, administrative, and other costs in the First Quarter of 2002, a reduction of 250% as compared to $140,000 in the First Quarter of 2001. The use of capital during the period was mainly directed toward company operating expenses rather than asset acquisitions or development programs.

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Six Months Ended June 2002 and 2001

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional	Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
	Tel:	(604) 685-8646
	Fax:	(604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Canarc Resources Corp. as at June 30, 2002 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“G. Ross McDonald” (signed)
G. Ross McDonald Chartered Accountant Vancouver, British Columbia August 9, 2002

CANARC RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	June 30,	December 31,
	2002	2001

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$298	$70
Marketable securities (Note 3)	324	300
Due from related parties (Note 7)	11	11
Receivables	26	93

	659	474
RESOURCE PROPERTIES (Note 4)	10,953	16,408

CAPITAL ASSETS (Note 5)	201	199

	$11,813	$17,081

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$55	$108

NON-CONTROLLING INTEREST IN SUBSIDIARY	116	136

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Authorized:
100,000,000 common shares
Issued:
45,613,321 common shares	44,768	44,491

DEFERRED STOCK-BASED COMPENSATION	5	-

DEFICIT	(33,131)	(27,654)

	11,642	16,837

	$11,813	$17,081

Going concern (Note 1)
Commitments and contingencies (Note 4)

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

“Bradford J. Cooke”                          “Stephen Peck”
  Director                                            Director

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001

REVENUE
Investment and other income	$196	$(2)	$206	$4

COSTS AND EXPENSES
General and administrative	54	61	102
Property investigation	5	11	12	48
Amortization	2	1	3	3
Corporate development	1	1	1	1
Travel	3	1	3	1
Shareholder relations	1	(1)	1	-
Write-down of resource properties	5,516	(13)	5,516	39

	5,582	61	5,638	201

LOSS BEFORE THE UNDERNOTED	5,386	63	5,432	197
Stock-based compensation	60	-	65	-
Non-controlling interest	(19)	(1)	(20)	(23)

LOSS FOR THE PERIOD	5,427	62	5,477	174

DEFICIT, BEGINNING OF PERIOD	27,704	24,106	27,654	23,994

DEFICIT, END OF PERIOD	$33,131	$24,168	$33,131	$24,168

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	44,169,966	41,724,911	44,036,459	41,263,372

LOSS PER SHARE	$0.12	$-	$0.12	$0.01

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:
Loss for the period	$(5,427)	$(62)	$(5,477)	$(174)
Items not involving cash:
Write-down of resource properties	5,516	(13)	5,516	39
Gain on sale of marketable securities	(195)	2	(203)	(1)
Non-controlling interest	(19)	(1)	(20)	(23)
Amortization	2	1	3	3
Stock-based compensation	60	-	65	-
Changes in non-cash operating working
capital:
Due from related parties	5	(13)	-	(19)
Receivables	(10)	(1)	67	16
Accounts payable and accrued
liabilities	(37)	(59)	(40)	(99)

	(105)	(146)	(89)	(258)

FINANCING ACTIVITIES
Shares issued for cash	217	293	217	293

INVESTING ACTIVITIES
Purchase of capital assets	(5)	-	(6)	-
Proceeds from sale of capital assets	1	2	1	2
Purchase of marketable securities	(222)	-	(232)	-
Proceeds from sale of marketable
securities	341	13	398	28
Resource properties, net of recoveries	(56)	(12)	(61)	44

	59	3	100	74

INCREASE IN CASH AND CASH
EQUIVALENTS	171	150	228	109

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	127	57	70	98

CASH AND CASH EQUIVALENTS, END
OF PERIOD	$298	$207	$298	$207

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

1.	GOING CONCERN

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $33,131,000 at June 30, 2002. Furthermore, the Company has working capital of $604,000 as at June 30, 2002, which is not sufficient to achieve the Company’s planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest at June 30, 2002. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2001.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Change in accounting policy

On January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation expense. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

3.	MARKETABLE SECURITIES

June 30,
2002

Investment in shares of companies, at cost	$462
Cumulative write-downs	(323)

139
Short-term bonds	185

$324

The quoted market value of marketable securities is approximately $428,900 at June 30, 2002. Included in investment in shares of companies is shares of Skinny Technologies Inc. (formerly Consolidated Magna Ventures Ltd.), (“Skinny”), a company which until April 2, 2002, had certain directors in common. During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of Cdn $20,000 of the amounts due to a related party.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES

			June 30, 2002

		Acquisition	Exploration/
		costs	development	Total

	British Columbia:
	New Polaris (Note 4(a)(i)):	$3,605	$-	$3,605
	Eskay Creek (Note 4(a)(ii)):	188	14	202

	Costa Rica:
	Bellavista (Note 4(b)):	90	-	90

	Suriname:
	Sara Kreek (Note 4(c)(i))	1,567	3,434	5,001
	Benzdorp (Note 4(c)(ii))	151	1,890	2,041

	Mexico:
	Clara (Note 4(d)(i))	-	14	14

		$5,601	$5,352	$10,953

(a)	British Columbia

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. During fiscal 2002, the Company wrote-down the property by $5,467,841 to reflect management’s estimate of the property’s recoverable value.

(ii) Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.). The property is subject to a 2% net smelter return in favour of a related company.

(b)	Bellavista, Costa Rica

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica. A property agreement giving Wheaton River Minerals Ltd. (“Wheaton”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

CCANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4	RESOURCE PROPERTIES (continued)

	(c)	Suriname:

		(i)	Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

		(ii)	Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period. The agreement provides for escalated advance royalty payments commencing in October 2000 in connection with the timing of completion of a feasibility study. The Company has earned a 40% interest in the Benzdorp property, but has exercised its right not to expend any further monies or to make any further payments until the property owner transfers the exploration rights on the property to the corporate entity contemplated in the agreement, as provided under the terms of the agreement.

	(d)	Mexico

		(i)	Clara:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period. If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period. The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000. Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

		(ii)	Lobo:

The Company held a 100% interest in the Lobo Properties, Mexico, which had been written-off as at December 31, 2000 upon the cessation of exploration activity. In 2002, the Company paid $49,000 for additional costs related to the properties.

	(e)	Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES (continued)

				Option/Advance
				Royalty	Expenditure
				Payments	Commitment	Shares

	Benzdorp (Note 4(c)(ii))
		2002	(i)	$150	$-	-
		2003		200	-	-
		2004		250	3,500	-
		2005		250	-	-
		2006		250	-	-
		2007		500	-	-

	Sara Kreek (Note 4(c)(i))
	On commercial production			-	-	200,000

	New Polaris (Note 4(a)(i))
	Net profit interest buyout			-	-	150,000

	Clara (Note 4(d)(i))	2002		-	50	50,000	(ii)
		2003		-	100	50,000	(ii)
		2004		-	150	100,000	(ii)
		2005		-	200	300,000	(ii)

				$1,600	$4,000	850,000

(i)
The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement. Should this transfer not occur in 2002, these payments and the expenditure commitment, will each be extended by one year.

	(ii)	Shares of the Company’s subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f)	Resource properties contingencies

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

5.	CAPITAL ASSETS

			June 30, 2002

			Accumulated	Net book
		Cost	amortization	value

	Mining equipment	$142	$-	$142
	Vehicles	15	-	15
	Office furniture and equipment	152	108	44

		$309	$108	$201

6.	SHARE CAPITAL

	(a)	Issued
			Number of
			Shares	Amount

		Balance at December 31, 2001	43,834,801	$44,491
		Private placement	1,150,000	133
		Exercise of warrants	375,000	84
		Exercise of share appreciation rights	253,520	60

		Balance at June 30, 2002	45,613,321	$44,768

(b)	Stock option plan

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,956,450 common shares. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options for the period ended June 30, 2002 is as follows:

			Weighted Average
	Number of		Exercise Price
	Shares		(Cdn)

Outstanding, December 31, 2001	2,549,000		$0.45
Granted	1,500,000		0.17
Exercised	-		-
Expired/cancelled	(370,000	) *	0.17

Outstanding, June 30, 2002	3,679,000		$0.37

Exercise price range (Cdn)			$ 0.17- $0.92

* cancelled pursuant to the exercise of share appreciation rights

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (CONTINUED)

At June 30, 2002, the options outstanding are all exercisable and expire at various dates from March 27, 2005 to June 23, 2010 with a weighted average remaining life of approximately 6 years.

Pursuant to the new CICA policy of accounting for stock-based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.62%
Expected dividend yield	-
Expected stock price volatility	71.62%
Expected option life in years	4.5

The pro forma effect on net loss and loss per share for the period ended June 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(5,477)
Pro forma	$(5,569)

Basic and diluted loss per share
Reported	$(0.12)
Pro forma	$(0.13)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(c)	Warrants:

	Maturity Dates	Exercise Prices	Warrants

Issued pursuant to private	May 17, 2003/2004	Cdn $0.18/$0.20	3,000,000
placements:
	April 8, 2004	Cdn $0.21	1,080,000

Outstanding, June 30, 2002			4,080,000

Each warrant entitles the holder to purchase one common share of the Company.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (continued)

	(d)	Shares reserved for issuance

			Number of shares

		Outstanding, June 30, 2002	45,613,321
		Property agreements (Note 4(e))	350,000
		Stock options (Note 6(b))	3,679,000
		Warrants (Note 6(c))	4,080,000

		Fully diluted, June 30, 2002	53,722,321

(e) Shareholder rights plan

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the “Plan”). The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the PlanThe Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire in November 2003.

7.	RELATED PARTY TRANSACTIONS

At June 30, 2002, amounts due from related parties comprise balances owing from companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business.

General and administrative and property investigation costs include Cdn $60,000 of consulting fees charged by a company controlled by a director of the Company.

8.	SEGMENT DISCLOSURES

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $58,000 of mining equipment and vehicles which are located in Suriname.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		June 30,
		2002

	Significant non-cash financing and investing activities:
	Settlement of accounts payable with marketable securities	$13
	Stock-based compensation
	- exercise of share appreciation rights	60

	Supplemental cash flow information:

	Income taxes paid	$-
	Interest paid	-
	Interest received	3

CANARC RESOURCE CORP.

Management Discussion and Analysis
Second Quarter Report for the Period Ended June 30, 2002

Financial Analysis

This Management Discussion and Analysis (MD&A) for the Second Quarter Report, 2002 should be read in conjunction with the interim consolidated financial statements for the three-month period ended June 30, 2002. It is assumed that readers are already familiar with the MD&A and financial statements contained in the Second Quarter Report, 2001. The MD&A is an assessment of the financial affairs of the Company for the most recent fiscal period. All figures are in $US.

Overview

Since its incorporation the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flow. To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation. As a result, the Company has incurred losses during each of its fiscal years since incorporation. Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies. The Company is not aware of any changes in it’s the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had positive working capital of $604,000 at June 30, 2002 as compared to $141,000 at June 30, 2001. Current assets rose 62% to $659,000 and current liabilities fell 40% to $55,000 during the Second Quarter of 2002 as the Company raised funds through the sale of marketable securities, a small equity financing and the exercise of some warrants. The Company’s principal sources of funds continue to be the annual cash payments from our partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuing securities.

Results of Operations

The Company experienced a loss of $5,427,000 ($0.12 per share) for the three month period ended June 30, 2002, a large jump compared to the loss of $62,000 ($0.001 per share) for the three month period ended June 30, 2001. This loss is entirely attributable to the $5,516,000 write-down of the New Polaris exploration expenditures that were previously capitalized. The Company incurred cash expenditures totalling $66,000 on general, administrative, and other costs in the Second Quarter of 2002, an 18% increase compared to $55,000 in the First Quarter of 2002. The use of capital during the period was mainly directed toward company operating expenses.

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Canarc and Grassalco Sign Amending Agreement to Facilitate Development
of the Benzdorp Gold Project, Suriname

Vancouver, British Columbia, Canada	September 3, 2002

Bradford J. Cooke, President and C.E.O of Canarc Resource Corp. (CCM:TSX and CRCUF:OTCBB) is pleased to announce that Canarc and its partner, Grassalco, have signed an Amending Agreement to facilitate renewed exploration and development work on the Benzdorp gold project in Suriname.

Canarc first entered into an option agreement regarding the Benzdorp property with Grassalco, the state mining company of Suriname, in April 1996. After spending US$ 2 million on exploration, Canarc joint ventured Benzdorp with Placer Dome in November 1997, whereby Placer Dome could earn up to a 60% interest in the project by paying Canarc US$ 20.3 million over 5 years and spending all of the funds necessary to complete a positive feasibility study sufficient for Canarc and Placer to finance the construction of a large gold mine on the property. All work on the project was halted until Canarc received its title rights to Benzdorp from Grassalco, and when that did not occur, Placer Dome relinquished its option in August 1998. Over the past year, the two companies have worked diligently to resolve the outstanding title and contract issues. This Amending Agreement reflects the new realities of the gold markets since 1996, significantly reducing Canarc’s schedule of cash payments, adding several years to the exploration and development schedule, and securing Canarc’s ownership rights to Benzdorp. The new Amending Agreement allows Canarc to earn up to a 100% operating interest in Benzdorp by spending US$ 3 million on exploration, making US$300,000 in cash payments and delivering a positive feasibility study. Grassalco retains the rights to small scale placer mining and a net revenue interest, either a floating net smelter return of 1.5% to 6% based on the price of gold or a 20% net profits share after Canarc recovers all of its capital investment with interest. At 1380 km², Benzdorp is one of the largest mineral properties in the country. The Benzdorp property is also the most prolific gold producing region in all of Suriname, having produced over 1,000,000 oz. gold historically, including 500,000 oz. from bucket-line dredging and 500,000 oz. by porknocking (small scale hydraulic mining) of the extensive, gold rich alluvial placer deposits. From 1996 to 1997, Canarc explored the easternmost 5% of the property, and discovered several large and/or high-grade gold prospects within a semi-continuous, gold mineralized belt 20km long. Virtually every creek draining this gold mineralized belt has been mined for gold. Canarc has now confirmed twelve gold soil anomalies, indicating the presence of multiple large lode gold source areas within volcanic, sedimentary and intrusive rocks of the favorable Guyana Shield greenstone belt.

Follow-up deep augering in four gold prospect areas has confirmed large gold mineralized zones now ready for trenching and drilling. The first target, JQA, averages almost 1 gpt gold over a 750 m long x 250 m wide area, open in all directions, based on 160 deep auger holes (10 m deep on average) and two long bulldozer trenches which returned 1.2 gpt over 62 m and 0.80 gpt over 78 m, open in all directions.

Geological mapping confirms that the JQA zone consists of intense quartz veins and stockworks in a diorite intrusion, indicating a “gold porphyry” style of mineralization. The diorite intrusion is at least 1 km wide by 1 km long and appears to be mineralized throughout. The exploration target for JQA is a gold porphyry deposit of several hundred million tons grading 1.0 gpt.

Bulldozer trenching in the JQA zone 1 km south of the JQA anomaly has also confirmed strong gold mineralization in saprolite. Trench JQS-1 (trending east-west) recently returned 2.68 gpt over a 19 m width along the eastern edge of the JQS zone.

Another 700 m west of the JQA zone, across Pointu Creek, deep auger results in the JQW zone have identified gold mineralization and grades in diorite similar to the JQA zone. Whether the JQW mineralization is a separate body or simply a western extension of the JQA zone can only be tested by diamond drilling, as the intervening ground is covered by creek gravels.

Recent deep augering at the JQB target 1.5 km southeast of JQA has intersected very high grade, shear zone gold mineralization in quartz veins. One 2 metre interval assayed 788 gpt (duplicated by repeat assays), followed by 2 metres grading 38 gpt in the next interval. Another hole bottomed in 2 m running 55 gpt gold and several holes returned 2 m intervals exceeding 5 gpt. Clearly, the potential for high-grade shear zones is good but has not yet been systematically evaluated.

The top 60 meters of gold mineralization at JQA should be soft saprolite ore that need not be drilled, blasted or crushed and should have a very low strip ratio, thereby resulting in low operating costs. Perhaps the best example of this type of gold mine is the Brasilia Mine of Rio Tinto and TVX Newmont in Brazil. The deposit is very large (320 million tonnes) but low grade (0.43 gpt) yet cash operating costs were only US$191 per oz in 2001!

Canarc now plans to conduct a US $100,000 grid-trenching program on the JQ gold prospects over the next 3 months in order to better define targets for drilling. An aggressive drill program is planned to start early next year using Canarc’s own Longyear 38 diamond drill currently located in Suriname.

Suriname has new mining legislation pending to attract foreign investors into the mining sector. Some attractive features of the new policy include a 35% tax rate, 2¼% NSR royalty, minimal import duties, full repatriation of capital and profits and an accelerated depreciation rate. As well, the country has a mineral agreement with Cambior to start developing the Gros Rosebel gold mine late this year.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF). The Company’s principle asset is its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia. Major shareholders include Barrick Gold Corp. and Echo Bay Mines Ltd.

On Behalf Of The Board Of Directors
CANARC RESOURCE CORP.

Bradford J. Cooke
President

For more information, please contact us at tel (604) 685-9700, fax (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net. The TSX Exchange has neither approved nor disapproved the contents of this news release.

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Canarc Raises $500,000 Private Placement Financing

Vancouver, British Columbia, Canada	September 10, 2002

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC - BB) announces that it has agreed to a $500,000 non-brokered private placement financing consisting of 1,250,000 units at $0.40 per unit.

Each unit will consist of one common share and one half common share purchase warrant. Each full warrant can be exercised to purchase an additional common share at $0.50 within a two-year period.

A 7.5% finders fee will apply to a portion of the financing. The net proceeds will be added to working capital.

Canarc Resource Corp. is a growth-oriented, international gold exploration and mining company. Our property portfolio covers projects in Canada, Mexico, Costa Rica and Suriname. Major shareholders include Barrick Gold and Echo Bay Mines. The Company’s common shares trade under the symbol “CCM” on the Toronto Stock Exchange and “CRCUF” on the OTC Bulletin Board.

For further information please contact Bradford Cooke at (604) 685-9700.

On Behalf of the Board of Directors
CANARC RESOURCE CORP.

Bradford J. Cooke
President and CEO

NOTE: If you would like to receive Canarc’s News by E-Mail, please E-Mail us at bcooke@canarc.net. Thank you

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Canarc Closes $500,000 Private Placement Financing

Vancouver, British Columbia, Canada	September 30, 2002

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) has closed its recently announced $500,000 private placement financing. The net proceeds were added to working capital, which now stands at approximately CA $1.25 million.

An aggressive machine trenching program is now set to get underway on the Benzdorp gold project in Suriname. The Company has expanded the program budget to CA $250,000 in order to more fully evaluate the size and grade of the JQA, JQW, JQS and other prospect targets with at least 24 trenches up to 10 metres deep.

Canarc Resource Corp. is a growth-oriented, international gold exploration and mining company. Our property portfolio includes projects in Canada, Mexico, Costa Rica and Suriname. Major shareholders include Barrick Gold and Echo Bay Mines. The Company’s common shares trade under the symbol “CCM” on the Toronto Stock Exchange and “CRCUF” on the OTC Bulletin Board.

ON BEHALF OF THE BOARD OF DIRECTORS
CANARC RESOURCE CORP.

Bradford J. Cooke
President

NOTE: For further information please contact Bradford Cooke at (604) 685-9700. If you prefer to receive Canarc’s News by E-Mail, please E-Mail us at bcooke@canarc.net.

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Nine Months Ended September 30, 2002 and 2001

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional	Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
	Tel:	(604) 685-8646
	Fax:	(604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Canarc Resources Corp. as at September 30, 2002 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“G. Ross McDonald” (signed)
G. Ross McDonald Chartered Accountant Vancouver, British Columbia November 22, 2002

CANARC RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	September 30,	December 31,
	2002	2001

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$283	$70
Marketable securities (Note 3)	544	300
Due from related parties (Note 7)	11	11
Receivables	24	93

	862	474
RESOURCE PROPERTIES (Note 4)	10,967	16,408

CAPITAL ASSETS (Note 5)	203	199

	$12,032	$17,081

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$53	$108

NON-CONTROLLING INTEREST IN SUBSIDIARY	116	136

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Authorized:
100,000,000 common shares
Issued:
45,613,321 common shares	44,768	44,491
SHARE SUBSCRIPTIONS	303	-

DEFERRED STOCK-BASED COMPENSATION	64	-

DEFICIT	(33,272)	(27,654)

	11,863	16,837

	$12,032	$17,081

Going concern (Note 1)
Commitments and contingencies (Note 4)

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

“Bradford J. Cooke”                          “Stephen Peck”
  Director                                            Director

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2001	2002	2001

REVENUE
Investment and other income	$32	$33	$238	$37

COSTS AND EXPENSES
General and administrative	82	46	184	155
Stock-based compensation	59	-	124	-
Property investigation	5	17	17	65
Shareholder relations	14	-	15	-
Travel	4	-	7	1
Amortization	2	2	5	5
Corporate development	-	-	1	1
Write-down of resource properties	7	-	5,523	39

	173	65	5,876	266

LOSS BEFORE THE UNDERNOTED	141	32	5,638	229
Non-controlling interest	-	(3)	(20)	(26)

LOSS FOR THE PERIOD	141	29	5,618	203

DEFICIT, BEGINNING OF PERIOD	33,131	24,168	27,654	23,994

DEFICIT, END OF PERIOD	$33,272	$24,197	$33,272	$24,197

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	45,841,147	43,834,801	44,644,632	42,142,493

LOSS PER SHARE	$0.01	$0.00	$0.13	$0.01

CANARC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2001	2002	2001

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:
Loss for the period	$(141)	$(29)	$(5,618)	$(203)
Items not involving cash:
Write-down of resource properties	7	-	5,523	39
Gain on sale of marketable securities	(28)	(27)	(231)	(28)
Non-controlling interest	-	(3)	(20)	(26)
Amortization	2	2	5	5
Stock-based compensation	59		124
Changes in non-cash operating working
capital:
Due from related parties	-	3	-	(16)
Receivables	2	(3)	69	13
Accounts payable and accrued
liabilities	(2)	9	(42)	(90)

	(101)	(48)	(190)	(306)

FINANCING ACTIVITIES
Shares issued for cash	-	-	217	293
Share subscriptions	303	-	303	-

	303	-	520	293

INVESTING ACTIVITIES
Purchase of capital assets	(4)	-	(10)	-
Proceeds from sale of capital assets	-	2	1	4
Purchase of marketable securities	(361)	-	(593)	-
Proceeds from sale of marketable
securities	169	7	567	35
Resource properties, net of recoveries	(21)	(12)	(82)	32

	(217)	(3)	(117)	71

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(15)	(51)	213	58

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	298	207	70	98

CASH AND CASH EQUIVALENTS, END
OF PERIOD	$283	$156	$283	$156

Supplemental disclosure with respect to cash flows (Note 9)

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

1.	GOING CONCERN

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $33,272,000 at September 30, 2002. Furthermore, the Company has working capital of $809,000 as at September 30, 2002, which is not sufficient to achieve the Company’s planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest at September 30, 2002. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2001.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Stock-based compensation

On January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants, Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by issuance of equity instruments, are accounted for using the fair-value based method valued using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method valued using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

3.	MARKETABLE SECURITIES

September 30,
2002

Investment in shares of companies, at cost	$373
Cumulative write-downs	(180)

193

Short-term bonds	351

$544

The quoted market value of marketable securities is approximately $566,200 at September 30, 2002.

Included in investment in shares of companies is 689,791 shares of Skinny Technologies Inc. (formerly Consolidated Magna Ventures Ltd.), (“Skinny”), a company which until April 2, 2002, had certain directors in common. During 2002, the Company transferred 100,000 shares of Skinny to a related party in settlement of Cdn $20,000 due to a related party.

Also included in investment in shares of companies is 215,375 shares of Endeavour Gold Corp., a company which has a director and an officer in common.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES

September 30, 2002

	Acquisition	Exploration/
	costs	development	Total

British Columbia:
New Polaris (Note 4(a)(i)):	$3,605	$-	$3,605
Eskay Creek (Note 4(a)(ii)):	188	14	202

Costa Rica:
Bellavista (Note 4(b)):	90	-	90

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	3,434	5,001
Benzdorp (Note 4(c)(ii))	151	1,904	2,055

Mexico:
Clara (Note 4(d)(i))	-	14	14

	$5,601	$5,366	$10,967

(a)	British Columbia

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. During fiscal 2002, the Company wrote-down the property by $5,474,782 to reflect management’s estimate of the property’s recoverable value.

(ii) Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.). The property is subject to a 2% net smelter return in favour of a related company.

(b)	Bellavista, Costa Rica

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica. A property agreement giving Wheaton River Minerals Ltd. (“Wheaton”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES (continued)

	(c)	Suriname:

		(i)	Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

		(ii)	Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period.

In August 2002, the Company amended its option agreement on the Benzdorp property. Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2005. The Company has earned a 40% interest in the property and plans to exercise its right to increase its interest as soon as the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of the Company and the property owner.

	(d)	Mexico

		(i)	Clara:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period. If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period. The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000. Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

		(ii)	Lobo:

The Company held a 100% interest in the Lobo Properties, Mexico, which had been written-off as at December 31, 2000 upon the cessation of exploration activity. In 2002, the Company paid $49,000 for additional costs related to the properties.

	(e)	Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

4.	RESOURCE PROPERTIES

				Option/Advance
				Royalty	Expenditure
				Payments	Commitment	Shares

	Benzdorp (Note 4(c)(ii))
		2002	(i)	$75	$-	-
		2003		75	-	-
		2004		-	1,000	-
		2005		-	2,000	-

	Sara Kreek (Note 4(c)(i))
	On commercial production			-	-	200,000

	New Polaris (Note 4(a)(i))
	Net profit interest buyout			-	-	150,000

	Clara (Note 4(d)(i))	2002		-	50	50,000	(ii)
		2003		-	100	50,000	(ii)
		2004		-	150	100,000	(ii)
		2005		-	200	300,000	(ii)

				$150	$3,500	850,000

(i)
The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement. Should this transfer not occur in 2002, these payments and the expenditure commitment, will each be extended by one year.

(ii) Shares of the Company’s subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f)	Resource properties contingencies

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

5.	CAPITAL ASSETS

September 30, 2002

		Accumulated	Net book
		amortization	value

Mining equipment	$142	$-	$142
Vehicles	15	-	15
Office furniture and equipment	156	110	46

	$313	$110	$203

6.	SHARE CAPITAL

	(a)	Issued
			Number of
			Shares	Amount

		Balance at December 31, 2001	43,834,801	$44,491
		Private placement	1,150,000	133
		Exercise of warrants	375,000	84
		Exercise of share appreciation rights	253,520	60

		Balance at September 30, 2002	45,613,321	$44,768

(b)	Stock option plan

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,956,450 common shares. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options for the period ended September 30, 2002 is as follows:

			Weighted Average
	Number of		Exercise Price
	Shares		(Cdn)

Outstanding, December 31, 2001	2,549,000		$0.45
Granted	1,900,000		0.21
Exercised	-		-
Expired/cancelled	(370,000	) *	0.17

Outstanding, September 30, 2002	4,079,000		$0.36

Exercise price range (Cdn)			$0.17- $0.92

* cancelled pursuant to the exercise of share appreciation rights

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (CONTINUED)

At September 30, 2002, the options outstanding are all exercisable and expire at various dates from March 27, 2005 to June 23, 2010 with a weighted average remaining life of approximately 6 years.

Pursuant to the new CICA policy of accounting for stock-based compensation, compensation expense on stock options granted to directors and employees using the fair-value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4.21%
Expected dividend yield	-
Expected stock price volatility	91.58%
Expected option life in years	4.00

The pro forma effect on net loss and loss per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(5,618)
Compensation expense	(103)

Pro forma	$(5,721)

Basic and diluted loss per share
Reported	$(0.13)
Pro forma	$(0.13)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(c)	Warrants:

	Maturity Dates	Exercise Prices	Warrants

Issued pursuant to private	May 17, 2003/2004	Cdn $0.18/$0.20	3,000,000
placements:
	April 8, 2004	Cdn $0.21	1,080,000

Outstanding, September 30, 2002			4,080,000

Each warrant entitles the holder to purchase one common share of the Company.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

6.	SHARE CAPITAL (continued)

	(d)	Shares reserved for issuance

Number of shares

Outstanding, September 30, 2002	45,613,321
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	4,079,000
Warrants (Note 6(c))	4,080,000

Fully diluted, September 30, 2002	54,122,321

(e) Shareholder rights plan

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the “Plan”). The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire in November 2003.

7.	RELATED PARTY TRANSACTIONS

At September 30, 2002, amounts due from related parties comprise balances owing from companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business.

General and administrative and property investigation costs include Cdn $90,000 of consulting fees charged by a company controlled by a director of the Company.

8.	SEGMENT DISCLOSURES

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $58,000 of mining equipment and vehicles which are located in Suriname.

CANARC RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002
(expressed in thousands of United States dollars)
(Unaudited – See Notice to Reader)

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		September 30,
		2002

	Significant non-cash financing and investing activities:
	Settlement of accounts payable with marketable securities	$13
	Stock-based compensation
	- exercise of share appreciation rights	60

	Supplemental cash flow information:

	Income taxes paid	$-
	Interest paid	-
	Interest received	7

10.	SUBSEQUENT EVENTS

Subsequent to September 30, 2002 the Company completed a private placement for the issue of 1,250,000 units at Cdn $0.40 per unit for gross proceeds of Cdn $500,000. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of Cdn $0.50 per share to September 11, 2004. A 7.5% finders fee was paid on a portion of the proceeds.

The Company also issued a total of 174,105 common shares to two directors pursuant to the exercise of share appreciation rights. The shares were issued for the cancellation of 250,000 stock options previously granted to the directors.

CANARC RESOURCE CORP.

Management Discussion and Analysis
Third Quarter Report for the Period Ended September 30, 2002

Financial Analysis

This Management Discussion and Analysis (MD&A) for the Third Quarter Report, 2002 should be read in conjunction with the interim consolidated financial statements for the three-month period ended September 30, 2002. It is assumed that readers are already familiar with the MD&A and financial statements contained in the Third Quarter Report, 2001. The MD&A is an assessment of the financial affairs of the Company for the most recent fiscal period. All figures are in $US.

Overview

Since its incorporation the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flow. To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation. As a result, the Company has incurred losses during each of its fiscal years since incorporation. Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies. The Company is not aware of any changes in it’s the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had positive working capital of $809,000 at September 30, 2002 as compared to $101,000 at September 30, 2001. Current assets rose 31% to $862,000 and current liabilities fell 4% to $53,000 during the Third Quarter of 2002 as the Company raised funds through a small equity financing. The Company’s principal sources of funds continue to be the annual cash payments from our partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuing securities.

Results of Operations

The Company experienced a loss of $141,000 ($0.01 per share) for the three month period ended September 30, 2002 compared to the loss of $29,000 ($0.00 per share) for the three month period ended September 30, 2001. This loss is attributable to an increase in the Company’s activities. The Company incurred cash expenditures totalling $105,000 on general, administrative, and other costs in the Second Quarter of 2002, a 64% increase compared to $64,000 in the Second Quarter of 2002. The use of capital during the period was mainly directed toward company operating expenses.